Adamis Pharmaceuticals Corporation 8-K

Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF ADAMIS PHARMACEUTICALS CORPORATION

Adamis Pharmaceuticals Corporation, a corporation organized under and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

FIRST: The name of the Corporation is Adamis Pharmaceuticals Corporation.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law, adopted resolutions to amend Article IV, Paragraph A, of the Restated Certificate of Incorporation of the Corporation and it is hereby amended to read in its entirety as follows:

“A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares of all classes of capital stock which the Company shall have authority to issue is 210,000,000 of which 200,000,000 shares shall be Common Stock, having a par value of $0.0001 per share (the “Common Stock”), and 10,000,000 shares shall be Preferred Stock, having a par value of $0.0001 per share (the “Preferred Stock”).”

THIRD: This Certificate of Amendment to the Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law. This Certificate of Amendment shall become immediately effective upon filing hereof.

IN WITNESS WHEREOF, said Certificate of Amendment to the Restated Certificate of Incorporation has been duly executed by its authorized officer on this 3rd day of September, 2020.

ADAMIS PHARMACEUTICALS CORPORATION

By:	/s/ Dennis J. Carlo
Dennis J. Carlo, Ph.D.
Chief Executive Officer